UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders Meeting to be held on April 19, 2024

Autonomous City of Buenos Aires, March 22, 2024

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 19, 2024

Buenos Aires, March 22, 2024 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, reports that on the date hereof the Board of Directors of the Company issued the recommendations and motion proposals regarding the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 19, 2024, at 3pm, according to the text that is hereinbelow transcribed.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 19, 2024

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 19, 2024 at 3pm(the “AGM”).

1.	Appointment of two shareholders to sign the Minutes

It will be recommended to the AGM that two of the shareholders in attendance be appointed to sign the minutes.

2.	Consideration of the documentation required by section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2023

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2023. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) www.argentina.gob.ar/cnv and at www.gruposupervielle.com.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2023

To date, the Board of Directors is comprised of the following members:

ChairmanJulio Patricio Supervielle

First Vice-ChairmanEmérico Alejandro Stengel

Second Vice-ChairmanAtilio María Dell’Oro Maini

Regular DirectorsEduardo Pablo Braun

Laurence Nicole Mengin de Loyer

Hugo Enrique Santiago Basso

José María Orlando

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2023

To date, the Supervisory Committee is comprised of the following members:

Regular SyndicsEnrique José Barreiro

Carlos Alfredo Ojeda

Valeria Del Bono Lonardi

Alternate SyndicsCarlos Enrique Lose

Roberto Aníbal Boggiano

Jorge Antonio Bermúdez

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.	Consideration of the remuneration to the Board of Directors for AR$735.909.373 (AR$303.876.227 at historical values), corresponding to the fiscal year ended December 31, 2023, which resulted in a computable utility under the terms of the Rules of the Argentine Securities Commission.

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended December 31, 2023, be set at AR$735.909.373 (AR$303.876.277 at historical values). It is stated that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies and/or accrued in the year whose payment will be made during the next fiscal years  (in accordance with instructions of the United States Securities and Exchange Commission (“SEC”) on form 20-F in its part I, item 6.B), amounted to AR$2.889.856.551.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2023.

It will be proposed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended December 31, 2023, be set at AR$2.275.507 to be assigned as follows: to Mr. Enrique José Barreiro the sum of AR$1.080.032; to Mr. Carlos Alfredo Ojeda the sum of AR$1.080.032; and to Mrs. Valeria Del Bono Lonardi the sum of AR$115.443.

7.	Determination of the number of Regular and Alternate members of the Board of Directors.

The Board of Directors does not make recommendations in this regard, but informs that the term of office of directors Messrs. Emérico Alejandro Stengel, José María Orlando and Laurence Nicole Mengin de Loyer.

expires at the AGM.

The controlling shareholder of the Company has informed that will request that the number of regular directors be fixed at 7 and 2 alternate directors be appointed.

8.	Election of the regular and alternate members of the Board of Directors and determination of their mandate.

The controlling shareholder of the Company has made a proposal to: (i) re-elect Messrs. Emérico Alejandro Stengel, José Maria Orlando and Laurence Nicole Mengin de Loyer as regular directors and (ii) Appoint Messrs. Jacques Patrick Supervielle and Matías Jules Bernard Supervielle  as alternate directors, all of them for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2025.

The following is a summary of the professional background of the candidates:

Emérico Alejandro Stengel is an Industrial Engineer from Universidad de Buenos Aires and holds an MBA from The Wharton School, University of Pennsylvania. He worked in Corporate Banking at Citibank and Banco Santander. Later, he became a partner of Booz Allen Hamilton, a global management consulting firm where, until October 2007, worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He has led various strategic integration and operations enhancement projects for the financial services industry. From July 2010 he  joined the Board of Grupo Supervielle , in July 2019 he was appointed as COO of Banco Supervielle and since 2020 he is CEO of Banco Supervielle. Furthermore, he is First Vice-Chairman of Grupo Supervielle and serves on the boards of Supervielle Seguros S.A., Invertironline

S.A.U., Supervielle Agente de Negociación S.A.U., Bolsillo Digital S.A.U. and IOL Holding S.A... Mr. Stengel brings to our Board of Directors strong senior management experience and expertise in Strategy and Organizational Transformation, developed in regional and International business settings. His participation in Boards and successful capital raising efforts (including an initial public offering), adds Corporate Governance and Investor Relations to his contributions.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with a degree and a master’s degree in business administration. She started her professional career in New York City, as an Associate in Mergers and Acquisitions at Banque Nationale de Paris. Then, in Paris, she joined the Apparel Division of the US multinational Sara Lee Corporation, where she held a number of financial positions in several business units including Financial Controller, European Controller and Chief Financial Officer. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition, and implementation of exit strategies for the private equity fund Sun Capital Partners. In 2009, as a result of her move to Argentina, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. Firstly, she served as Executive Board Director and Chief Financial Officer of the Group. Secondly, in 2012, she served as Non-Executive Board Director and finally since 2016 she serves as Independent Board Director of Grupo Supervielle S.A.. In addition, Laurence is an independent board director for several companies across Latin America spanning the financial and pharmaceutical laboraty sector, including Consorcio Financiero (Chile), Biosidus Group (Uruguay), Stellantis Insurance Company (Argentina), Vitalis Pharmaceuticals Holding (Spain, Colombia, and Mexico). Ms. Loyer brings to our Board of Directors extensive international business experience in a variety of industries. In addition, she brings expertise in financial controling, market discipline and audit, including her experience gained as Chief Financial Officer in a listed company. She also brings expertise in global corporate governance and strategy.

José María Orlando studied Business Administration at Universidad Católica Argentina. He worked as an officer of Bank Boston between 1986 and 1996, holding different positions in Buenos Aires, London and Boston in the areas of Finance, Treasury and Investment Banking. From 1996 to 1998, he served as CFO and Head of Global Markets for Deutsche Bank, DMG in Argentina. In 2000 he became CFO and CIO of Zurich Argentina. In 2005 he became Corporate Development Director and in 2007 he became CEO and Chairman of Zurich Argentina. In 2010, he was appointed as Latin America CEO of Zurich Global Life. During that term, he also served as Board Member of Zurich-Santander Insurance Americas in several countries. Since 2015, he has been the owner of Deal Financial Services, a consultancy firm rendering advisory services in brokerage, asset management, capital markets and mutual funds to individuals, corporations and institutional investors. He also serves as Chairman of the Board of CIPPEC (Center for Research on Public Policies for Equity and Growth) and is a Director of Clodinet S.A. (Pilara). He is a member of the Board of Colegio Madre Teresa and is Co-Founder and First President of Voces y Ecos, an NGO focused on Media. In the past he was also a Member of the Administration Council and Treasurer of Universidad Católica Argentina; Director of Escuelas de Liderazgo Universitario; Member of the Executive Investment Committee of Máxima AFJP; Member of the Financial Matters Committee of the Argentine Banking Association; Member of the Board of Mercado Abierto Electrónico S.A. and Member of the Administration Council of Club Newman. He has participated as a speaker at numerous international conferences and seminars in the United States, Europe, Latin America and Asia. Since August 2020 he is an Independent Director of Grupo Supervielle S.A. Mr. Orlando brings extensive local and international strategic and financial experience in commercial and investment banking, treasury, general and life insurance, asset management & brokerage through acting during more than 30 years in several international organizations as CFO, CEO, Director and shareholder. He brings also background in organizational leadership and culture.

Jacques Patrick Supervielle holds a degree in Business Administration from the Argentine Catholic University. He has experience in the financial area and is a Qualified Financial Advisor before CNV at InvertirOnline S.A.U.. He worked in project management, development of financial product applications and application of agile methodologies for IUDU Compañía Financiera S.A.. He participated in the development of smart contracts in Blockchain . He is Director at Supervielle Asset Management S.A. and President of ADEBA Joven (Association of Argentine Banks).

Matías Jules Bernard Supervielle studied Mechanical Engineering at Princeton University. From 2019 to 2020 he served as Associate Consultant at Bain & Co. From 2020 to 2022 he was Regional Strategy Manager of Kavak Startup dedicated to the purchase, sale and reconditioning of pre-owned cars. Since 2022 he has been CEO & CO-Founder of Volanti, a management and sales company for cars repair shop  and is currently Alternate Director of Invertironline S.A.U.

It is hereby informed that, in case of being re-elected as directors, Mr. José María Orlando will have the status of “Independent Director” while Messrs Emérico Alejandro Stengel y Laurence Nicole Mengin de Loyer will have the status of “Non-Independent Directors”, in accordance with the provisions of the regulations of the CNV.

It is also hereby informed that, in case of being re-elected as directors, Messrs. Laurence Mengin de Loyer y José María Orlando, will have the status of “Independent” in accordance with the provisions of the regulations of the Securities and Exchange Commission (SEC) of the United States of America.

9.	Appointment of regular and alternate members of the Supervisory Committee

The Board of Directors does not make recommendations in this regard, but informs that the controlling shareholder of the Company has informed that will propose to the AGM that Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi be appointed as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez be appointed as alternate syndics, all for the term of one fiscal year, i.e. until the anual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law No. 19,550, corresponding to the fiscal year ending on December 31, 2024.

The following is a summary of the candidates’ professional background:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A, until 2023 he served as a Syndic of Tarjeta Automática S.A. and IUDU Compañia Financiera S.A.  He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta Automática S.A., Sofital S.A.U.F. e I., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U. and FB Líneas Aéreas S.A.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San

Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. Until 2023 he served as Alternate Syndic of IUDU Compañía Financiera S.A. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2021. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as a Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy graduated from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. Until 2023 he served as Alternate Syndic of IUDU Compañía Financiera S.A. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A, Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

All candidates proposed to comprise the Supervisory Committee, in case of being re-elected, will have the status of “Independent” according to the regulations of the CNV.

10.	Consideration of the results for the fiscal year ended December 31, 2023 and destination of unallocated results as of December 31, 2023 (profit of thousands AR$51.363.131) proposed to: (i) a legal reserve of thousand AR$5.632.951, (ii) a facultative reserve of thousand AR$32.889.397, and (iii) a reserve for future dividends of thousand AR$12.840.783

It is hereby informed the profit for fiscal year 2023 amounted to AR$51,363,131 thousand, which this Board of Directors proposes to distribute as follows, in thousand:

(i)	AR$5.632.951 to legal reserve;
(ii)	AR$32.889.397 to the constitution of an facultative reserve under the terms of art. 70 of Law 19,550 intended indistinctly for: (a) investment projects that are already committed and/or;(b) future investments related to new projects that are approved by the Board of Directors and/or; (c) acquisition of own shares of the company, and/or; (d) the payment of dividends based on the evolution of the financial condition of the Company and/or; (e) the absorption of present or future losses, delegating to the Board of Directors the power and opportunity to disaffect totally or partially the optional reserve for the purposes for which it was established, determining its amount, currency, type, terms and other terms and conditions; and
(iii)	AR$12.840.783 to the constitution of an facultative reserve for future dividends in accordance with the provisions of art. 70 of Law 19,550.

If approved by the AGM the foregoing, Grupo Supervielle’s Net Worth will be composed as follows:

12.31.2023
Thousands of AR$

Capital Stock

                            442.672

Capital Adjustment

                       27.960.909

Issue  Premium

                     254.538.548

Own Shares in portfolio

                              14.050

Comprehensive adjustment of treasury shares in portfolio

                         2.944.946

Cost of own shares in portfolio

                        (5.166.412)

Legal  Reserve

                         5.632.951

Facultative Reserve

                       37.197.005

Reserve for future dividends

                       12.840.783

Other comprehensive results

                         6.381.108

Total Net Worth

                     342.786.560

11.Delegation to the Board of Directors the power to withdraw the reserve for future dividends for up to the amount of thousand AR$ 12.840.783 in order to allocate it to the payment of a dividend in cash and/or in kind, in that last case valued at market price, or in any combination of both options and the determination of the opportunity, and other terms and conditions thereof.

The Board of Directors proposes, in the terms of the recommendation of the preceding point of the Agenda, to expressly approve the delegation to the Board of Directors of the power to fully or partially cancel the facultative reserve for the payment of dividends for the sum of up to thousands of AR$12.840.783, and for such purposes may determine the timing, amount, currency, type, terms and other terms and conditions dividends´s payment to the shareholders of the Company.

12. Consideration of the Integrated Report as of 2023

The Board of Directors proposes that the Shareholders' Meeting consider and approve the Integrated Report (2023) of Grupo Supervielle. This document reflects the way in which the Company aligns the corporate strategy and business results with environmental, social and governance indicators for the sustainable value creation. Through the Integrated Report, Grupo Supervielle assumes the commitment to openly and transparently report its financial and non-financial performance to interested parties.

The Shareholders are informed that the document was prepared in accordance with the guidelines of the International Framework<IR> developed by the International Integrated Reporting Council (“IIRC”) and in accordance with the GRI 2021 Standards of the Global Reporting Initiative. Metrics and criteria defined by the Sustainability Accounting Standards Board (SASB), Banks division, were also considered.

13.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2023

The Board of Directors proposes that the remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2023 be the sum of AR$51.725.122 (AR$38.148.842 without considering the inflation adjustment). It is hereby stated that the Audit Committee pre-approved all services rendered by the External Auditor and its relevant fees.

For information purposes only, the remuneration of the Certifying Accountant of the financial statements as of December 31, 2023 of the Company and its controlled companies totaled AR$772.356.474 (AR$438.498.718 without considering the inflation adjustment).

14.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31,2024 and determination of their remuneration

As per the recommendation of the Audit Committee, the Board of Directors proposes to appoint Sebastian Morazzo y Nicolás Ángel Carusoni, partners of the firm Price Waterhouse & Co. S.R.L., as Certifying Accountants, regular and alternate, respectively, for the financial statements of the fiscal year to end on December 31, 2024.

With regards to their remuneration, it is proposed that it be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2024.

15.

Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

The Board of Directors proposes that a budget of AR$48.000.000 be allocated to the Audit Committee, in order to be used for the payment of professional consulting, advising, legal or training services during the fiscal year to end on December 31, 2024.

16.	Consideration of the instruction to the Board of Directors for the disposal of the shares in the Company's portfolio under the terms of article 67 of the Capital Markets Law

It is recalled that the Company currently has a total of 14.050.492 shares in its portfolio. In this sense, article 67 of the LMC provides for the possibility of allocating the shares in the portfolio to “…comply with a compensation program or plan for dependent personnel of the company or the shares to be distributed among all shareholders in proportion to their holdings or with respect to the sale of a number of shares that within any period of twelve (12) months does not exceed one percent (1%) of the share capital of the company, as long as  in such cases the prior approval of the shareholders meeting.” Consequently, the Board of Directors expresses the convenience that the AGM grants to this Board of Directors the power to dispose of that shares, within the limits and for the purposes established in the current regulations, for which the Board of Directors proposes that the AGM authorize the Company´s Board of Directors  to carry out all acts aimed at the implementation of (i) the sale of all or part of the shares in the portfolio, with broad powers to determine the number of shares, modality, price and other conditions that may be necessary and in compliance with current regulations; and/or (ii) allocate all or a part of the shares in the portfolio to comply with a compensation program established by the Company; and/or (iii) distribute all or a part of the shares in the portfolio among the shareholders in proportion to their holdings.

17.	Consideration of the instruction to the Board of Directors for the preparation of a compensation plan for employees of the Company and its controlled companies under the terms of articles 67 and 68 of the Capital Markets Law

As is known to those present, article 67 of the LMC establishes the possibility of implementing compensation plans for personnel. In this sense, the Board of Directors proposes to advance a long-term remuneration model for its executives and key personnel with technical-critical knowledge, based on the grant of shares. Likewise, as established in article five of the Company's Bylaws, the AGM must approve the issuance of stock options to be issued, and may delegate its terms and conditions to the Board of Directors. The purpose of this program would be to promote the alignment of the performance of that personnel with the objectives of the Company's strategic plan. The Board of Directors proposes that the implementation of the plan can be carried out either through: (i) the allocation of shares currently in the portfolio to the compensation plan; and/or (ii) shares that the Company acquires in the future under the applicable regulations and allocates to compensation plans; or (iii) through the issuance of new shares, which may not exceed 10% of the share capital, for the purposes of being used for compensation plans. In this sense, it is proposed to the AGM that: (i) authorize the timely delivery of the treasury shares that are acquired from the employees who are beneficiaries of the stock compensation plan to the personnel of the Company and/or its subsidiaries, in the terms and conditions of the plan that the Board of Directors approves from time to time; (ii) the making of the preferential offer to shareholders is waived with respect to the sale of that shares, as authorized by article 67 of Law No. 26.831; (iii) the Board of Directors is entrusted to study and, where appropriate, implement an incentive system for certain employees and/or officials of the Company and/or its controlled companies, allowing the possibility of both assigning shares currently in the portfolio, repurchasing shares for the purposes of allocating shares in the portfolio to compensation plans, or issuing additional shares for the same purposes; and (iv) a compensation plan is approved in the terms indicated above and the Board of Directors is instructed to prepare a plan for that purposes, with the broadest powers in the terms indicated above, with all the specifications that are necessary and in compliance with current regulations, expressly stating that this plan must include the possibility of purchasing shares by employees of the Company or companies controlled by the Company under the criteria determined by the Board of Directors.

18.       Authorizations

The Board of Directors proposes to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved;  (ii) Messrs. Celeste Ibañez, Agustina del Pilar González, María Lucrecia Galland and Carla Susana Cánepa (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks.

_____________________________
Grupo Supervielle S.A. Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 22, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer